PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

FOURTH QUARTER AND FULL-YEAR 2015 RESULTS

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All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, January 25, 2016 - Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the year ended December 31, 2015 was $351.4 million or $3.76 per unit, compared with $116.1 million or $1.24 per unit in 2014. Included in net income for the year ended December 31, 2015 were fair value gains of $207.5 million, compared to fair value losses of $38.8 million in the prior year. Net income for the three months ended December 31, 2015 was $158.8 million or $1.70 per unit, compared to $25.8 million or $0.28 per unit during the same prior year period. Included in net income for the fourth quarter were fair value gains of $120.8 million, compared to fair value losses of $14.3 million during the same period in 2014. The current IFRS value increased to $35.72 per unit from $33.19 per unit at the end of 2014.

Funds from operations (“FFO”) for the year ended December 31, 2015 was $145.8 million or $1.56 per unit, compared with $158.2 million or $1.70 per unit in 2014. FFO for the three months ended December 31, 2015 was $38.5 million or $0.41 per unit, compared to $40.6 million or $0.44 per unit during the same prior year period. Adjusted funds from operations (“AFFO”) was $112.4 million or $1.21 per unit for the year ended December 31, 2015, compared with $129.4 million or $1.39 per unit in 2014. AFFO was $30.6 million or $0.33 per unit for the three months ended December 31, 2015, compared with $32.1 million or $0.34 per unit during the same prior year period.

Same-store commercial property net operating income for the year ended December 31, 2015 was $249.3 million, compared with $251.6 million in 2014. Same-store commercial property net income for the three months ended December 31, 2015 was $61.5 million, compared with $61.7 million during the same prior year period.

FOURTH QUARTER HIGHLIGHTS

Brookfield Canada Office Properties leased 596,000 square feet of space during the fourth quarter of 2015. The significant leasing efforts during the quarter brought the Trust's full-year leasing total to 2.1 million square feet. The Trust’s occupancy rate finished the quarter at 95.8%, an increase of 30 basis points from the prior quarter. This rate compares favourably with the Canadian national average of 89.6%.

Leasing highlights include:

Toronto - 525,000 square feet

•	A seven-year, 82,000-square-foot renewal and expansion with Thomson Reuters Corporation at Bay Adelaide West
•	A 10-year, 62,000-square-foot renewal and expansion with Royal Bank of Canada at Brookfield Place Toronto
•	A 12-year, 58,000-square-foot renewal with Labatt Brewing Company Limited at Queen's Quay Terminal
•	A 10-year, 47,000-square-foot new lease with Aviva Canada Inc. at First Canadian Place
•	A five-year, 37,000-square-foot renewal and expansion with Liberty Mutual Insurance Co. at Brookfield Place Toronto
•	A four-year, 25,000-square-foot expansion with Air Canada at 2 Queen St. East
•	A five-year, 25,000-square-foot renewal with The Bank of Nova Scotia at Exchange Tower
•	A 10-year, 19,000-square-foot new lease with New Gold at Brookfield Place Toronto
•	A 10-year, 13,000-square-foot new lease with Eagle Professional Resources at 2 Queen St. East

Ottawa - 28,000 square feet

•	A one-year, 28,000-square-foot renewal with Public Works and Government Services Canada at Place de Ville I

Vancouver - 19,000 square feet

•	A 10-year, 13,000-square-foot new lease with Western Forest Products Inc. at Royal Centre

Unitholders’ distribution increased by 5.7% to $1.31 per unit annually. The monthly payout will be $0.1092 per unit, an increase from the previous monthly payout of $0.1033 per unit or $1.24 per unit annually. The increase will commence with the distribution declared in March 2016 payable on April 15, 2016.

Bay Adelaide East development reached substantial completion and transferred into income-producing properties with its first tenant lease commencing in December 2015.

Construction continues on schedule at Brookfield Place Calgary East. The project has reached a tower core level of 44 and the structural steel erection is underway up to level 39. The project is currently 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017.

OUTLOOK

“Brookfield Canada Office Properties achieved another strong operational year in 2015 as we leased 2.1 million square feet of premium office space while maintaining sub-5% vacancy across the portfolio,” said Jan Sucharda, president and chief executive officer. “In addition, we completed development of Bay Adelaide East in Toronto on schedule and are on track to deliver our other development project in Calgary in late 2017. We are also pleased to announce that we are increasing our unitholder distribution by 5.7% starting with our April 2016 payment.”

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Monthly Distribution Increase and Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1033 per Trust unit payable on March 15, 2016 to holders of Trust units of record at the close of business on February 29, 2016.

In addition, The Board of Trustees has announced a 5.7% increase in unitholders’ distribution to $1.31 per unit annually. The monthly payout will be $0.1092 per unit, an increase from the previous monthly payout of $0.1033 per unit or $1.24 per unit annually. The increase will commence with the distribution declared in March 2016 payable on April 15, 2016.

The distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, FFO and AFFO on a total and per unit basis. Net operating income is defined by the Trust as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). The Trust’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, the Trust also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to assess an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 27 premier office properties totaling 21 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion in assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Canada Office Properties’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the Investors section of its website at www.brookfieldcanadareit.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Canada Office Properties’ 2015 fourth quarter and full-year results as well as Supplemental Information on Brookfield Canada Office Properties’ website under the Investors section at www.brookfieldcanadareit.com.

The conference call can be accessed via webcast on January 26, 2016 at 9:00 a.m. Eastern Time at www.brookfieldcanadareit.com or via teleconference toll free at 1-888-427-9419 or toll at 1-719-457-2689, passcode: 964805 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed toll free at 1-888-203-1112 or toll at 1-719-457-0820, passcode: 964805.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	December 31, 2015	December 31, 2014

Assets
Investment properties
Commercial properties	$5,805.1	$5,131.7
Commercial developments	462.7	670.7
	6,267.8	5,802.4

Tenant and other receivables	23.8	34.3
Other assets	7.3	8.9
Cash and cash equivalents	57.6	58.9
Assets held for sale	—	38.9
	$6,356.5	$5,943.4

Liabilities
Investment property and corporate debt	$2,838.5	$2,649.7
Accounts payable and other liabilities	185.0	196.9
Liabilities related to assets held for sale	—	0.5

Equity
Unitholders' equity	923.8	856.7
Non-controlling interest(1)	2,409.2	2,239.6
	$6,356.5	$5,943.4

(1) Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Dec. 31		Year ended
	2015	2014	2015	2014
Commercial property revenue	$134.7	$134.8	$516.9	$517.2
Direct commercial property expense	69.9	66.9	265.6	247.9
Investment and other income	—	0.1	—	1.1
Interest expense	21.4	22.0	84.3	91.9
General and administrative expense	5.4	5.9	23.1	23.6
Income before fair value gains (losses)	38.0	40.1	143.9	154.9
Fair value gains (losses)	120.8	(14.3)	207.5	(38.8)
Net income and comprehensive income	$158.8	$25.8	$351.4	$116.1

Net income and comprehensive income attributable to:
Unitholders	$44.7	$7.2	$98.6	$32.5
Non-controlling interest	114.1	18.6	252.8	83.6
	$158.8	$25.8	$351.4	$116.1
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Net income per Trust unit	$1.70	$0.28	$3.76	$1.24

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Dec. 31		Year ended
	2015	2014	2015	2014
Net income	$158.8	$25.8	$351.4	$116.1
Add (deduct):
Fair value (gains) losses	(120.8)	14.3	(207.5)	38.8
Amortization of lease incentives	0.5	0.5	1.9	2.2
Foreign exchange losses	—	—	—	1.1
Funds from operations	$38.5	$40.6	$145.8	$158.2
Funds from operations - unitholders	10.8	11.4	40.8	44.3
Funds from operations - non-controlling interest	27.7	$29.2	105.0	$113.9
	$38.5	$40.6	$145.8	$158.2
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Funds from operations per Trust unit	$0.41	$0.44	$1.56	$1.70

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Dec. 31		Year ended
	2015	2014	2015	2014
Funds from operations	$38.5	$40.6	$145.8	$158.2
Add (deduct):
Straight-line rental income	(0.3)	(1.5)	(3.0)	(0.8)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.8)	(5.3)	(23.2)	(21.2)
Normalized maintaining value capital expenditures(1)	(1.8)	(1.7)	(7.2)	(6.8)
Adjusted funds from operations(2)	$30.6	$32.1	$112.4	$129.4
Adjusted funds from operations - unitholders	8.6	9.0	31.5	36.2
Adjusted funds from operations - non-controlling interest	22.0	23.1	80.9	93.2
	$30.6	$32.1	$112.4	$129.4
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Adjusted funds from operations per Trust unit	$0.33	$0.34	$1.21	$1.39

(1) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.

(2) AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $19.6 million and $94.6 million for the quarter and year ended December 31, 2015, respectively.